(d)(27)

AMENDMENT NO. 3 TO

SUB-INVESTMENT ADVISORY AGREEMENT

AMENDMENT made as of January 1, 2007 by and among The Glenmede Fund, Inc., a Maryland corporation (“Glenmede Fund”), Glenmede Advisers, Inc. (“Glenmede Advisors”), a wholly-owned subsidiary of The Glenmede Trust Company, N.A. (“Glenmede”), Glenmede Investment Management, LP (“GIM”), a Pennsylvania limited partnership, and Philadelphia International Advisors LP, a Pennsylvania limited partnership.

WHEREAS, the Glenmede Fund is registered as an open-end management investment company under the Investment Company Act of 1940;

WHEREAS, Glenmede Advisors has been previously appointed as investment adviser to Glenmede Fund for its International Portfolio (the “Portfolio”) pursuant to an Assumption and Guarantee to the Investment Advisory Agreement dated October 25, 1988, as amended (the “Investment Advisory Agreement”);

WHEREAS, Glenmede Advisors has entered into a Sub-Investment Advisory Agreement with respect to the Portfolio dated January 1, 2002, as amended, among Glenmede Advisors, the Fund and Philadelphia International Advisors LP (the “Sub-Investment Advisory Agreement);

WHEREAS, as of January 1, 2007, Glenmede Advisors and GIM are merging, and GIM, as the surviving entity, will succeed to the investment adviser registration, will acquire all of the assets and liabilities of Glenmede Advisors in a merger that does not constitute an assignment under the Investment Advisory Agreement or Sub-Investment Advisory Agreement (the “Merger”) and will undertake all rights, obligations and responsibilities of Glenmede Advisors under the Investment Advisory Agreement pursuant to an Amendment dated January 1, 2007;

WHEREAS, prior to the Merger, Glenmede Advisors was a direct wholly-owned subsidiary of Glenmede and an indirect wholly-owned subsidiary of The Glenmede Corporation; and GIM is a limited partnership, wholly-owned by Glenmede as both its only limited partner and as the sole owner of GIM’s general partner, Gatepost Partners, LLC, and GIM is indirectly wholly-owned by The Glenmede Corporation; and

WHEREAS, the Merger does not involve a change in actual control or actual management with respect to the investment adviser or the Portfolio.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. GIM hereby acknowledges that pursuant to the Merger it undertakes all rights, obligations and responsibilities of Glenmede Advisors under the Sub-Investment Advisory Agreement.

2. GIM hereby represents that (i) the management personnel of Glenmede Advisors responsible for providing investment advisory services to the Portfolio under the Sub-Investment Advisory Agreement, including the portfolio managers and the supervisory personnel, are employees of GIM and, to GIM’s knowledge, will continue to provide such services for the Portfolio.

3. The parties agree that this Amendment shall be attached to and made part of the Sub-Investment Advisory Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

THE GLENMEDE FUND, INC.

Attest:
/s/ Kimberly C. Osborne	By: /s/ Mary Ann B. Wirts
Title: President

GLENMEDE ADVISERS, INC.
Attest:

/s/ Kimberly C. Osborne	By: /s/ Al Piscopo
Title:

GLENMEDE INVESTMENT MANAGEMENT, LP

Attest:	By: Gatepost Partners, LLC, its General Partner
/s/ Kimberly C. Osborne
By: /s/ James R. Belanger
Title:

PHILADELPHIA INTERNATIONAL ADVISORS LP

By: Philadelphia International Partners LP, its
General Partner

By: AB Williams Company LLC, its
General Partner

Attest:	By: /s/ Andrew B. Williams
/s/ Kimberly C. Osborne	Andrew B. Williams, its Managing Member